Orient-Express Hotels Ltd.
                                 Canon's Court,
                               22 Victoria Street,
                             Hamilton HM 12, Bermuda

April 15, 2008

VIA EDGAR AND FACSIMILE


Kevin Woody, Esq.
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Orient-Express Hotels Ltd.
         Form 10-K for the Fiscal Year Ended December 31, 2007
         Commission File No. 001-16017
         -----------------------------------------------------

Dear Mr. Woody:

         The following are the responses of Orient-Express Hotels Ltd. (the "Company") to the comments of the Staff of the Securities and Exchange Commission, Division of Corporation Finance, on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "2007 Form 10-K"). Such Staff comments are set forth in your letter dated April 2, 2008, addressed to Paul M. White, the Company's Chief Executive Officer.

         For ease of your review, we have set out below the Staff comments together with the Company's responses. The numbering of the paragraphs below corresponds with the paragraph numbering in the April 2 comment letter. Page numbers referred to below in the 2007 Form 10-K are the page numbers in the EDGAR version filed with the Commission on February 29, 2008.

STAFF COMMENT
-------------

Item 7. Management's Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
         of Operations
         -------------
Results of Operations, page 44
------------------------------

1. Please tell us how you have provided an analysis of the significant variations in certain operating results; within your response, specifically discuss your analysis of revenue, foreign currency, earnings from unconsolidated companies, SG&A and provision for income tax. Reference is made to Item 303(a) of Regulations S-K.

COMPANY RESPONSE
----------------

     Company management believes that their approach to drafting MD&As explains the main trends in operations, and highlights those factors which had the most impact on the Company's results.

     When explaining the significant changes in the operating results, we considered the requirements of Regulation S-K, Item 303(a), as quoted below:

          "(3) Results of Operations. (i) Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant's judgment, should be described in order to understand the registrant's results of operations.

          "(ii) Describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. If the registrant knows of events that will cause a material change in the relationship between costs and revenues (such as known future increases in costs of labor or materials or price increases or inventory adjustments), the change in the relationship shall be disclosed.

          "(iii) To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.

          "(iv) For the three most recent fiscal years of the registrant, or for those fiscal years in which the registrant has been engaged in business, whichever period is shortest, discuss the impact of inflation and changing prices on the registrant's net sales and revenues and on income from continuing operations."

     Set out below are management's explanations of the analyses for the line items identified in the Staff's comment No. 1. In response to this comment, we have addressed only the narrative concerning 2007 versus 2006. Our response, however, is generally applicable to the narrative concerning 2006 versus 2005.

     Revenue
     -------

     Variation in revenue for the year ended December 31, 2007, compared with revenue for the year ended December 31, 2006, is described on pages 47-48 of the 2007 Form 10-K. The total increase in revenue of $99 million is broken down and explained by each business segment (Hotels, Trains and Cruises, Real Estate) and geographical area (Europe, North America, Rest of the World). Specific properties and trains which contributed the most to the growth (Cipriani, Grand Hotel Europe, Splendido, Venice Simplon-Orient-Express) have been highlighted together with a statement in respect of the other properties within the geographical region if no one property stands out above the rest.

     In addition, page 46 includes a table that lists by region the key operating statistics used by management - average daily rates (in dollars), available rooms and rooms sold, and actual and same store RevPAR (expressed in local currency and in dollars). The narrative on page 46 explains these statistics and lists those properties that are excluded from the same store RevPAR comparisons. The regional narratives on pages 47 and 48 refer to RevPAR changes.

     Also as required by Item 303(a)(3)(i) of Regulation S-K on pages 47 and 48, we describe and quantify as appropriate the infrequent transactions that materially affected revenue, for example, the closure of El Encanto hotel, the acquisition of the Pansea Hotels and acquisition of the Royal Scotsman train.

     We are constantly looking to improve the quality of our narrative and will look to increase the detail of comment in respect of revenue movements in future filings.

     Foreign currency
     ----------------

     Variations in foreign currency have been mentioned on page 49 within Net Finance Costs paragraph. Fluctuations in foreign currencies are very much an external factor beyond a company's direct control and are of a non-cash nature. Therefore we have just stated the fact of the change in foreign currency gain/loss, which would allow the users to consider changes in currencies when analyzing operating results. Within Item 7A `Quantitative and Qualitative Disclosure about Market Risk' we described all the major currencies that impact the Company's financial results.

     In future filings, we will enhance our narratives in respect of foreign currency movements, as appropriate.

     Earnings from unconsolidated companies
     --------------------------------------

     Variations in earnings from unconsolidated companies have been described on page 50. There are three constituent investments which account for substantially all of the additional 2007 earnings, and the explanation highlights the main reason for the increase as coming from the Peruvian joint venture operations, which account for $4.7 million of the net of $4.4 million disclosed.

     In future filings, we will strive to enhance our narratives in respect of earnings from unconsolidated companies, as appropriate.

     Selling, general and administrative expenses (SG&A)
     ---------------------------------------------------

     Variations in SG&A have been described on page 49. We have highlighted that as a percentage of revenue, SG&A expenses in 2007 stayed the same as in the prior year. We did not provide any further details as there were no individually significant reasons for the increase in the expenses, but rather various upward and downward trends within different properties that contributed to the absolute change, when expressed in dollars.

     Consequently, we believe that the Company has complied with the requirements of Regulation S-K, Item 303(a) in respect of SG&A expenses, and we will provide in our future filings any major factors impacting variations in SG&A expenses.

     Provision for income tax
     ------------------------

     Variation in provision for income taxes has been described on page 49 and page 100. The main reasons for the increase of $4.8 million, i.e. the inclusion of tax credits recorded in 2006, the absence of comparable tax credits in 2007, and the impact of FIN48, adopted on January 1, 2007, on the current year charge are detailed on page 49.

STAFF COMMENT
-------------

Liquidity and Capital Resources
-------------------------------
Contractual Obligations Summary, page 56
----------------------------------------


2. Please tell us how you have complied with Item 303(a)(5) of Regulation S-K, or tell us why you believe it was not necessary to include certain obligations discussed on page 108 and 110.

COMPANY RESPONSE
----------------

     Company management respectfully advises the Staff that the capital commitments of $102 million included in the contractual obligations table on page 56 include future commitments of $56 million related to the `21' Club contract as disclosed on page 108.

     The contractual obligations table includes operating lease commitments of $105 million, which are disclosed on page 108. The monthly payments to be made in respect of the Hotel das

Cataratas 20-year lease contract described on page 110 are included in the operating lease commitments.

     We also note the $20 million of estimated refurbishment costs related to Hotel das Cataratas mentioned on page 110. The hotel is located in a world heritage national park and owned by the Brazilian government. As part of the request for bids from hotel operators wishing to lease the property , the Brazilian government required that the prospective lessee would perform certain refurbishments to the hotel and the surrounding grounds in the national park within a two year period following the lease inception date. As part of this bid process, the government provided estimates of the cost of the refurbishments ranging from $11 - $13 million. The difference between the estimates in the lessor's bid documents and the amount of $20 million in the financial statements represents the Company's estimate to bring the hotel up to Orient-Express luxury brand standards, which requires a higher level of capital spend. As at December 31, 2007, no contracts had been signed to perform these works. Consistent with treatment of ongoing future refurbishment plans of other properties at which capital expenditure is planned but not contracted for, it has not been included in the contractual obligations table on page 56.

STAFF COMMENT
-------------

Financial Statements
--------------------
Notes to Consolidated Financial Statements
------------------------------------------
Note 1. Summary of significant accounting policies and basis of presentation
----------------------------------------------------------------------------
(o) Real estate assets, page 78
-------------------------------

3. Please tell us how your policy for capitalizing direct costs attributable to the sales and marketing of the properties complies with SFAS 67.

COMPANY RESPONSE
----------------

     Company management believes that the Company has complied with paragraphs 17, 18 and 19 of SFAS 67 "Accounting for Costs and Initial Rental Operations of Real Estate Projects."

     Paragraphs 17, 18 and 19 state:

     "17. Costs incurred to sell real estate projects shall be capitalized if they (a) are reasonably expected to be recovered from the sale of the project or from incidental operations and (b) are incurred for (1) tangible assets that are used directly throughout the selling period to aid in the sale of the project or (2) services that have been performed to obtain regulatory approval of sales. Examples of costs incurred to sell real estate projects that ordinarily meet the criteria for capitalization are costs of model units and their furnishings, sales facilities, legal fees for preparation of prospectuses, and semipermanent signs.

     "18. Other costs incurred to sell real estate projects shall be capitalized as prepaid costs if they are directly associated with and their recovery is reasonably expected from sales that are being accounted for under a method of accounting other than full accrual [footnote omitted]. Costs that do not meet the criteria for capitalization shall be expensed as incurred.

     "19. Capitalized selling costs shall be charged to expense in the period in which the related revenue is recognized as earned. When a sales contract is cancelled (with or without refund) or the related receivable is written off as uncollectible, the related unrecoverable capitalized selling costs shall be charged to expense or an allowance previously established for that purpose."

     The Company has capitalized direct selling costs, such as the costs of model apartments and their furnishings, and semipermanent signs, within the cost of real estate assets for sale. Other costs incurred to sell real estate projects, such as direct sales commission on condominium sales accounted for under the percentage-of-completion method, have been recorded as prepaid costs. These prepaid costs are amortized in the income statement in the period in which the related revenue is recognized.

     Costs that did not meet the criteria for capitalization, such as the salaries of sales personnel, general and administrative expenses of the sales office, advertising and promotions have been expensed as incurred.

     This  policy  has been  disclosed  in Note 1(o) of the 2007 Form 10-K (page
78).

STAFF COMMENT
-------------

Exhibits
--------

4. Please tell us how you have complied with Rule 5-04 of Regulation S-X, or tell us why you believe it was not necessary to include Schedule III.

COMPANY RESPONSE
----------------

     The Company's main business is operating hotels, trains and cruises. The majority of real estate assets held by the Company are used in hotels, trains and cruise operations. Although one of the Company's lines of business is a project to develop condominiums for sale, these condominiums are being developed on land already owned by one of the Company's hotel operations. The Company does not hold real estate for investment.

     In accordance with Rule 5-04 (c) of Regulation S-X, Schedule III-Real estate and accumulated depreciation "shall be filed for real estate (and the related accumulated depreciation) held by persons a substantial portion of whose business is that of acquiring and holding for investment real estate or interests in real estate, or interests in other persons a substantial portion of whose business is that of acquiring and holding real estate or interests in real estate for investment. Real estate used in the business shall be excluded from the schedule."

     Since all real estate owned by the Company is used in its business and is not held for investment, we do not believe it is applicable to our business to include Schedule III in our Form 10-K filings.

                                      * * *



     In connection with responding to the Staff comments, the undersigned Martin O'Grady acknowledges on behalf of the Company that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Company management has been advised that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in its review of the 2007 Form 10-K filing or in response to its comments on the 2007 Form 10-K filing.

     If you have any questions as to the contents of this memorandum, please telephone Martin O'Grady, the Company's Vice President - Finance and Chief Financial Officer (011-44-207-921-4038) or Edwin S. Hetherington, the Company's Vice President, General Counsel and Secretary (212-764-8238).



                                             ORIENT-EXPRESS HOTELS LTD.


                                             By: /s/ Martin O'Grady
                                                 ------------------
                                                 Martin O'Grady
                                                 Vice-President- Finance and
                                                 Chief Financial Officer



cc:  Ms. Jennifer Monick
     Mr. Daryl Wyer (Deloitte & Touche LLP)